February 1, 2013	Direct Phone Number: (817) 347-6605
Direct Fax Number: (817) 348-2303
Brian.Barnard@haynesboone.com

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             Schedule 14A filed by FirstCity Financial Corporation (the “Company”) -
Preliminary Proxy Materials (Commission File No. 033-19694)
Schedule 13E-3 filed by the Company and other parties listed below

Ladies and Gentlemen:

Pursuant to the provisions of Regulation 14A of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”), please find enclosed for filing on behalf of FirstCity Financial Corporation, preliminary copies of a letter to stockholders, a Notice of Special Meeting, a proxy statement (herein so called) and a form of proxy, all to be furnished to the holders of common stock in connection with a Special Meeting of Stockholders.

At this Special Meeting, the holders of the Company’s common stock will be asked to consider and vote on the adoption of the Agreement and Plan of Merger, dated December 20, 2012, by and among the Company, Hotspurs Holdings LLC, a Delaware limited liability company (“Parent”) and Hotspurs Acquisition Corporation, a Delaware corporation (“Merger Subsidiary”), and such other matters set forth in the Notice of Special Meeting.

Parent and Merger Subsidiary are affiliates of certain private investment funds governed by Värde Partners, Inc. (“Värde”) and managed by Värde Management L.P., an alternative investment fund manager.

Under a potential interpretation of the rules of the Securities and Exchange Commission (the “Commission”) governing “going-private” transactions, Parent, Merger Subsidiary, Värde and the other signatories to the Schedule 13E-3 may be deemed to be affiliates of the Company.  As a result, the Company, together with Parent, Merger Subsidiary, Värde and the other signatories to the Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”) have on this date filed a Schedule 13E-3 relating to the merger.

The enclosed proxy materials constitute “preliminary copies” within the meaning of Rule 14a-6(a) promulgated under the 1934 Act.

Haynes and Boone, LLP

Attorneys and Counselors

201 Main Street, Suite 2200

Fort Worth, Texas 76102-3126

Phone: 817.347.6600

Fax: 817.347.6650

Please note that we are simultaneously filing a Confidential Treatment Request pursuant to Rule 24b-2 promulgated under the 1934 Act with respect to certain information in the exhibits to the Schedule 13E-3.

We have also wired the requisite filing fee in the amount of $14,608 to the Commission’s account.

The Company desires to mail the definitive proxy materials to its stockholders as soon as practicable.  Therefore, we respectfully request that the Company receive comments with respect to the enclosed materials at the earliest convenience to the staff of the Commission, and if at all possible, on or before February 28, 2013.

Should any member of the staff of the Commission have any questions concerning the enclosed material or desire further information or clarification in connection therewith, such person should contact the undersigned at (817) 347-6604 or brian.barnard@haynesboone.com.  Also available for questions is:  Scott Wallace at (214) 651-5587 or scott.wallace@haynesboone.com.

Very truly yours,

/s/ Brian D. Barnard

Brian D. Barnard

Enclosures